Registration Statement No. 001-10323
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  Form 8-A/A#3

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                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                      PURSUANT TO SECTION 12(B) OR 12(G) OF

                       THE SECURITIES EXCHANGE ACT OF 1934

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                           CONTINENTAL AIRLINES, INC.
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              (Exact name of registrant as specified in its charter)


            Delaware                                      74-2099724
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    (State of incorporation                            (I.R.S. Employer
       or organization)                               Identification No.)


                         1600 Smith Street, Dept. HQSEO
                              Houston, Texas 77002
                         ------------------------------
             (Address of principal executive offices) (Zip Code)

  If this Form relates to the          If this Form relates to the registration
  registration of a class of           of debt securities and is to become
  debt securities and is effective     effective simutaneously with the
  upon filing pursuant to General      effectiveness of a concurrent regitration
  Instruction A(c)(1) please check     statement under the Securities Act of
  the following box.                   1933 pursuant to General Instruction
                                       A(c)(2) please check the following box
                                       |_|



Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class                       Name of each exchange on which
      to be so registered                       each class is to be registered
      -------------------                       ------------------------------

Class B Common Stock, par                       New York Stock Exchange, Inc.
value $.01 per share


Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                   ----------

                                (Title of Class)

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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Registrant's Securities to be Registered

         On January 22, 2001, Continental Airlines, Inc., a Delaware corporation ("Continental"), filed an Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the "Amended and Restated Certificate"), a copy of which is filed as Exhibit 1.1 hereto.

         The Amended and Restated Certificate authorizes the issuance of up to 200 million shares of Class B Common Stock, $.01 par value (the "Common Stock"), and 10 million shares of Preferred Stock, $.01 par value (the "Preferred Stock").

         The holders of Common Stock will be entitled to one vote per share on all matters submitted to a vote of stockholders. Shares of Common Stock may not be voted by or at the direction of persons who are not United States citizens (as defined in 49 U.S.C. 1301(16)) unless such shares are registered on the separate stock record maintained by Continental for the registration of ownership of Voting Stock (as defined in the Bylaws, as amended from time to time, of Continental (the "Bylaws")) by non-United States citizens. Shares may not be registered in such stock record to the extent that the voting power of all shares so registered would exceed the maximum percentage of voting power that non-United States citizens may exercise under applicable United States law, which maximum percentage is 25% as of the date hereof. The Bylaws of Continental (a copy of which is filed as Exhibit 1.4 hereto) provide procedures for registration in such stock record.

         Subject to preferences that may be granted to holders of Preferred Stock of Continental, holders of Common Stock will be entitled to receive such dividends as may be declared by the Board of Directors of Continental out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Continental, holders of Common Stock will be entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference that may be granted to the holders of any Preferred Stock of Continental.

         Additional shares of Common Stock may be issued as approved by the Board of Directors of Continental up to the number of shares authorized in the Amended and Restated Certificate, as amended from time to time. Other than as set forth below, holders of Common Stock have no conversion, preemptive or other rights to subscribe for additional shares of other securities, and there are no redemption provisions with respect to such shares.

         The Amended and Restated Certificate provides that the number of directors of Continental (excluding directors elected by holders of Preferred Stock, if any) shall consist of such number of directors as may be determined from time to time by the Board of Directors in accordance with the Bylaws. The Board of Directors currently consists of 13 directors. Holders of Common Stock shall elect all directors of Continental (excluding any directors, if any, who may in the future be elected by holders of Preferred Stock).

         The Bylaws require that stockholders seeking to make nominations for directors or proposals for action at a stockholders meeting deliver notice thereof to Continental during certain specified periods in advance of the meeting and follow certain other specified procedures. The Amended and Restated Certificate provides that Continental is not governed by Section 203 of the General Corporation Law of the State of Delaware.

         Under the Amended and Restated Certificate, the Board of Directors of Continental has the authority by resolution to issue up to 10 million shares of Preferred Stock, in one or more series, and to fix the number of shares constituting any such series, the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights, dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the stockholders of Continental. The issuance of Preferred Stock by the Board of Directors could adversely affect the rights of holders of Common Stock. For example, issuance of Preferred Stock could result in a class of securities outstanding that would have preferences over the Common Stock with respect to dividends and in liquidation, and that could (upon conversion or otherwise) enjoy all of the rights appurtenant to Common Stock. As of January 22, 2001, there was one share of Series B Preferred Stock outstanding with a liquidation preference of $100, which share ranks prior to the Common Stock with respect to the payment of dividends and upon any liquidation of Continental. A copy of the Certificate of Designations of Series B Preferred Stock is filed as Exhibit 1.2 hereto.

         One preferred share purchase right (a "Right") is associated with each outstanding share of Common Stock. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), of the Company, at a price of $200 per one one-thousandth of a Preferred Share, subject to adjustment. The description and terms of the Rights are more fully described in the Company's Registration Statement on Form 8-A/A, as amended on January 22, 2001, which is incorporated by reference herein.

Item 2.  Exhibits

         1.1 Amended and Restated Certificate of Incorporation, including Exhibit A thereto with respect to the Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended December 31,
         2000).*

         1.2 Certificate of Designations of Series B Preferred Stock (incorporated by reference to Exhibit 3.1(b) to the Company's Annual Report on Form 10-K for the year ended December 31, 2000).*

         1.3 Form of Series B Preferred Stock Certificate (incorporated by reference to Exhibit 3.1(c) to the Company's Annual Report on Form 10-K for the year ended December 31, 2000).*

         1.4 Bylaws (incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000).*

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  *   Previously filed.


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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                                 CONTINENTAL AIRLINES, INC.



                                                 By: /s/ Jeffery A. Smisek
                                                     ------------------------
                                                     Jeffery A. Smisek
                                                     Executive Vice President
Dated:  February 6, 2001